03012408

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE -------------- **8-53148**

REPORT FOR THE PERIOD BEGINNING **01/01/02** AND ENDING **12/31/02**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gold Coast Securities, Inc.

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2003
WASH. D.C. 181 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 275

(No. and Street)

Thousand Oaks	**California**	**91360**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho **(805) 496-3660**

(Area Code – Telephone No.)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Hurley & Company

15650 Devonshire Street, Suite 100	**Granada Hills**	**California**	**91344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

Oath or Affirmation

I, TAE P. HO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of GOLD COAST SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

SUSAN S. ANDERSON
Comm. # 1336342
NOTARY PUBLIC - CALIFORNIA
Ventura County
My Comm. Expires Dec. 24, 2005

Signature

CHIEF EXECUTIVE OFFICER

Title

Subscribed and sworn
to before me this
27 day of Feb 2003

Notary Public

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2002

HURLEY & COMPANY

Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.:

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year ended December 31, 2002 and for the period January 29, 2001 (inception) and ended December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and for the period January 29, 2001 (inception) and ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hurley & Company

Hurley & Company
Granada Hills, California
February 19, 2003

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 73,155	$ 39,820
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	58,228	13,720
Office furniture and equipment, at cost, less accumulated depreciation of $4,637 and $2,637 at December 31, 2002 and December 31, 2001, respectively	23,260	20,517
Other assets	17,092	22,950
Total assets	$ 196,735	$ 122,007
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing organization	$ 149	$ 526
Accounts payable and accrued expenses	38,034	16,264
Due to stockholders	10,417	6,546
Income taxes payable	800	-
Deferred revenue, net	22,633	8,503
Notes payable - capital lease obligations	3,661	6,651
	75,694	38,490
Commitments and contingent liabilities	-	-
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200.00 shares authorized, 151.00 and 200.00 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	7,265	8,687
Common stock, no par value, Series B non-voting shares, 1,300.00 shares authorized, 542.34 and 800.00 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	80,809	93,963
Additional paid-in capital	139,515	5,000
Accumulated deficit	(106,548)	(24,133)
Total stockholders' equity	121,041	83,517
Total liabilities and stockholders' equity	$ 196,735	$ 122,007

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002
and For the Period January 29, 2001 (Inception) Through December 31, 2001

	2002	2001
Revenues:		
Commissions	$ 386,218	$ 73,163
Investment advisory and management fees	370,706	89,432
Reimbursement income	48,239	26,312
Administrative service income	27,148	51,490
Representative monthly fees	16,555	765
Miscellaneous income	3,058	-
Interest income	637	565
	852,561	241,727
Expenses:		
Employee compensation and benefits	467,434	160,282
Commissions	224,269	29,316
Investment advisory and management fee expense	111,962	34,366
Occupancy	48,363	19,538
Office expense	42,122	14,459
Communications and data processing	10,540	3,181
Accounting	10,466	310
Clearing	7,608	525
Postage and delivery	5,100	2,156
Other	2,906	776
Travel and entertainment	2,157	307
Interest expense	1,249	644
	934,176	265,860
Loss before income tax provision	(81,615)	(24,133)
Income tax provision	800	-
Net loss	$ (82,415)	$ (24,133)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002
and For the Period January 29, 2001 (Inception) Through December 31, 2001

	Series A Common Stock Shares	Series A Common Stock Value	Series B Common Stock Shares	Series B Common Stock Value	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance at January 29, 2001	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock at inception	200.00	5,687	1,300.00	36,963	-	-	42,650
Return of shares - May 24, 2001	(4.00)	-	(576.00)	-	-	-	-
Issuance of additional common stock - June 1, 2001	4.00	3,000	76.00	57,000	-	-	60,000
Stockholder capital contributions - December 31, 2001	-	-	-	-	5,000	-	5,000
Net loss	-	-	-	-	-	(24,133)	(24,133)
Balance at December 31, 2001	200.00	8,687	800.00	93,963	5,000	(24,133)	83,517
Repurchase of shares from principal stockholder - July 22, 2002	(49.00)	(1,422)	(257.66)	(13,154)	14,515	-	(61)
Capital contributions from future stockholder - August 27, 2002 through December 4, 2002	-	-	-	-	120,000	-	120,000
Net loss	-	-	-	-	-	(82,415)	(82,415)
Balance at December 31, 2002	151.00	$ 7,265	542.34	$ 80,809	$ 139,515	$ (106,548)	$ 121,041

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2002
and For the Period January 29, 2001 (Inception) Through December 31, 2001

	2002	2001
Subordinated borrowings at beginning of year (inception)	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002
and For the Period January 29, 2001 (Inception) Through December 31, 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (82,415)	$ (24,133)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	4,637	2,637
Changes in:		
Deposit with clearing organization	-	(25,000)
Receivable from broker-dealers and clearing organization	(44,508)	(13,720)
Other assets	5,858	(22,950)
Accounts payable and accrued expenses	21,393	16,790
Due to stockholders	3,871	11,546
Income taxes payable	800	-
Deferred revenue, net	14,130	8,503
Total adjustments	6,181	(22,194)
Net cash used in operating activities	(76,234)	(46,327)
Cash flows from investment activities:		
Purchase of furniture and equipment	(5,892)	(3,072)
Net cash used in investing activities	(5,892)	(3,072)
Cash flows from financing activities:		
Payments on capital lease obligations	(4,478)	(1,431)
Issuance of common stock	-	90,650
Repurchase of common stock	(61)	-
Capital contributions	120,000	-
Net cash provided by financing activities	115,461	89,219
Net increase in cash and cash equivalents	33,335	39,820
Cash and cash equivalents at beginning of period	39,820	-
Cash and cash equivalents at end of year	$ 73,155	$ 39,820
Supplemental cash flow disclosures:		
Income tax payments	$ -	$ -
Interest payments	$ 1,251	$ 642

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS (Continued)
For the Year Ended December 31, 2002
and For the Period January 29, 2001 (Inception) Through December 31, 2001

Non-cash investing and financing activities:

Fair value of furniture and equipment of $12,000 was transferred to the corporation, as part of the issuance of 1,500 shares of common stock at inception. Total value of stock issued was $42,650 (including cash transferred in the amount of $30,650).

In August 2001, computer equipment and associated capital lease obligations (both valued at $8,082) were assumed by the Company from a related party.

In Decembe 2001, two principal stockholders forgave debt (accrued commissions and advisory fees) in the aggregate amount of $5,000, which was transferred to additional paid-in capital.

In February 2002, the Company entered into a capital lease for computer equipment. The asset and the related obligation were valued at $1,488.

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware corporation, headquartered in California, and beginning operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling tax shelters or limited partnerships in primary distribution; selling variable life or annuities; purchasing and writing put and call options; and providing investment advisory and management services.

2. Significant Accounting Policies

* Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less. Substantially all cash is on deposit with one institution.

* Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

2. Significant Accounting Policies (Continued)

* Receivable From and Payable To Clearing Organization

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

* Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

* Investment Advisory Income

Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

* Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

* Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The current deferred tax asset at both December 31, 2002 and 2001, due primarily to a net operating loss carryforward, has been fully reserved against, because of the uncertainty of future realization. Effective January 1, 2002, The stockholders of the Company elected to be taxed as an S Corporation and pay income tax primarily at the stockholder level; however, the Company intends to revoke this election effective January 1, 2003.

2. Significant Accounting Policies (Continued)

* Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

* Fair Value of Financial Instruments

With the exception of capital lease obligations, the Company's financial instruments are either carried at fair value, or are considered to be stated at fair value, due to their short-term nature. The capital lease obligations have interest charged at implied market rates.

* Reclassifications

Certain prior period amounts have been reclassified to conform to the current year's presentation.

3. Related Party Activities

Two officers and stockholders of the Company were also the principals (members) of Gold Coast Advisory, LLC ("GCA"), a firm which primarily provided investment advisory and management services. Under an agreement operative until the effective dissolution of the llc in July 2002, customer accounts of GCA were being transferred to the Company. On an ongoing basis, the Company paid GCA all amounts in excess of 80 basis points on an annualized basis (lower rates applied on client assets in excess of $250,000) as a referral fee on advisory fees received from GCA clients that were subsequently transferred to the Company. During the period January through July 2002, approximately $40,266 was paid to GCA under this arrangement, based on approximately $17,000,000 in customer accounts that had been transferred by July 31, 2002. During the period ended December 31, 2001, approximately $31,826 was paid to GCA, based on approximately $13,000,000 in customer accounts that had been transferred by that date.

3. Related Party Activities (Continued)

In addition, GCA agreed to pay the Company administrative fees on existing clients throughout the transition period and until such time as the accounts were transferred, generally at an annualized rate of 40 net basis points. At July 31, 2002, approximately $13,000,000 in assets under management had yet to be transferred from GCA to the Company. Total administrative fees received by the Company during the period January through July 2002 amounted to approximately $27,148. At December 31, 2001, approximately $17,000,000 in assets under management had yet to be transferred from GCA to the Company. Total administrative fees received by the Company during the period ended December 31, 2001 amounted to approximately $42,774.

The dissolution of the llc came about as a consequence of the resignation of one of the llc's two members. This member was also an employee and officer of the Company, as well as a founder and the chairman of the board. His employment relationship with the Company ceased on July 2, 2002 (at which time the Company's President assumed the duties of board chairman). As part of his separation agreement, he sold back to the Company his 49 shares of Series A common voting stock and 257.66 shares of Series B common non-voting stock, all at $0.20 per share (an aggregate amount of $61.33). He subsequently received an additional $25,000 in cash compensation and took with him customer accounts with an estimated revenue stream over the next two years of approximately $175,000.

On or about August 1, 2001, the Company agreed to assume from GCA the operating lease for office space in Thousand Oaks, California, capital leases from Dell Financial Services for computer equipment, as well as certain ongoing operating expenses.

4. Capital Lease Obligations

As noted above, the Company assumed four capital leases for computer equipment from Gold Coast Advisory, LLC. The assets and related liabilities were valued at $8,082. Principal payments of $1,431 were made through the end of the 2001, resulting in a balance of $6,651 at December 31, 2001. In February 2002, the Company entered into another computer equipment lease with Dell Financial Services valued at $1,488. In October 2002, one of the initial assumed leases expired and the Company bought the equipment at its determined fair value of approximately $1,069. Total principal payments on the leases in 2002 amounted to $4,478, leaving an outstanding balance at December 31, 2002 of $3,661.

4. Capital Lease Obligations (Continued)

The capital leases currently require monthly payments of approximately $275 (including implied annual interest ranging from approximately 19% to 25%) and mature as follows:

Year ended December 31,:	2003	$2,586
	2004	831
	2005	244
	Total	$3,661

The capital lease obligations are guaranteed by an officer of the Company.

5. Commitments and Contingencies

(a) On approximately August 1, 2001, the Company assumed an operating lease for 1,782 square feet of office space in Thousand Oaks, California from Gold Coast Advisory, LLC. The lease currently calls for non-cancelable minimum monthly rental payments of approximately $3,386, expiring September 30, 2005, with annual cost of living increases each October of approximately $89 per month. There is one option to extend the lease for a period of three years. The lease also requires the Company to pay approximately 1.68% of any increase in the lessor's operating expenses (currently approximately $100 per month). The Company recently subleased an additional 1,802 square feet of office space from Cigna Companies in Gold River, California, through June 11, 2005. Commencing January 15, 2003, non-cancelable minimum monthly lease payments are approximately $2,523. Rental expense for the year ended December 31, 2002 and for the period January 29, 2001 through December 31, 2001 amounted to $41,456 and $16,265, respectively. Future aggregate minimum lease payments are as follows:

Year ended December 31,:	2003	$ 71,195
	2004	73,403
	2005	54,083
	Total	$198,681

5. Commitments and Contingencies (Continued)

(b) In the normal course of business, the Company is subject to various litigation and arbitration matters. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

6. Pension Plan

The Company has established a SIMPLE IRA Plan (the "Plan"), which is administered by OppenheimerFunds and covers substantially all employees who meet certain age and service requirements. Under the Plan, employees can contribute (through salary deferral) up to $6,000 per year. The Company match portion is 3% of salary. The employees can choose to invest their Plan assets among a list of Oppenheimer domestic and global equity funds, corporate and government bond funds, and money market funds, with a minimum investment of $25 in any chosen fund. During the years ended December 31, 2002 and 2001, employee contributions to the Plan amounted to $3,357 and $1,375, respectively, with the Company's match portion totaling $1,550 and $852, respectively.

7. Stockholder Debt Forgiveness

In December 2001, two principal officers/stockholders of the Company each forgave accrued commissions and advisory fees of $2,500. The $5,000 was recorded as non-recourse contributed capital.

8. Capital Contributions

During the period August 2002 through December 2002, the Company received $120,000 in capital contributions from an investor. Under the current arrangement, the investor will make additional capital contributions of $230,000 and will continue to provide the Company with extensive internet and software support. As consideration, the Company plans to issue additional Series A common voting shares and Series B common non-voting shares, so that the investor's equity position in the Company will consist of 6% of the aggregate Series A common voting shares and 34% of the aggregate Series B common non-voting shares.

9. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company's net capital measured $84,350 and its net capital ratio was 0.90 to 1. At December 31, 2001, the Company's net capital measured $61,870 and its net capital ratio was 0.62 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net capital		
Total stockholders' equity		$ 121,041
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		121,041
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		121,041
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment, net of capital lease obligations	$ 19,599	
Other assets - prepaid expenses and deposits	12,917	
Other assets - customer receivables	4,175	36,691
Net capital before haircuts on securities positions		84,350
Haircuts on securities positions		-
Net capital		**$ 84,350**
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, due to stockholders, income taxes payable, deferred revenue, net, and capital lease obligations		$ 75,694
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 75,694
Computation of basic net capital requirement		
Minimum net capital required		$ 50,000
Excess net capital over minimum net capital required		$ 34,350
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 79,301
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 76,781
Ratio: Aggregate indebtedness to net capital		0.90 to 1

Schedule I (Continued)

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2002

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	95,153
Audit adjustment to record reduced cash		(901)
Audit adjustment to record additional receivables from broker-dealers and clearing organization		3,188
Audit adjustments to record additional -		
accounts payable and accrued expenses, net		(1,873)
due to stockholders		(10,417)
income taxes payable		(800)
Net capital per above	**$**	**84,350**

Computation of alternative net capital requirement

Not applicable

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii)(the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Not applicable

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2002

Not applicable

HURLEY & COMPANY
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - SEC and Private Companies Practice Sections of the American Institute of CPA's

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hurley & Company
Granada Hills, California
February 19, 2003